SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: June 6, 2011

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Form 20-F ✓	Form 40-F ___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibits 1, 2 and 3, and incorporated by reference herein are the Registrant's News Releases dated May 24, 27, and 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

Date:   June 6, 2011

                                       James Sinclair

                                        James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:	Form 20-F, File No. 001-32500
93 Benton Hill Road	Trade Symbol:
Sharon, CT 06069	TSX: TNX
Tel: (860) 364-1830	NYSE Amex Equities: TRE
Fax: (860) 364-0673	South Surrey Office:
Suite 404 – 1688 152nd Street
South Surrey, BC V4A 4N2
Toll Free: 1-800-811-3855
Email: investors@TanzanianRoyaltyExploration.com	Tel: (604) 536-7873
Website: www.TanzanianRoyaltyExploration.com	Fax: (604) 536-2529

News Release –May 24, 2011

Tanzanian Royalty Reports Historical Surface Rubble Pitting Results

From Buckreef Gold Mine Re-development Project in Tanzania

Tanzanian Royalty Exploration is pleased to announce that it has completed a detailed review of a previously completed but non-reported reconnaissance pitting program on its Buziba West Prospect in northern Tanzania.

Buziba West forms part of the Company’s recently acquired Buckreef Gold Mine Re-development Project in Tanzania. The original pitting program was conducted by the State Mining Corporation (Stamico) of Tanzania,  the Company’s joint venture partner in the advanced stage Buckreef Gold Project.

The Buziba West surface rubble pitting program included 53 pits on a spacing of 100 metres x 100 metres, covering a total area of 0.24 square kilometres. Historical records indicate that the pitting program was completed in 1986.

The program identified a potentially economic, sub-surface, high grade gold-bearing quartz rubble bed that returned a weighted average sample grade of 9.23g/t gold with an average thickness of 1.03 metres. The eastern extension of this surface rubble bed has yet to be investigated.

The following table summarizes some of the significant fire assay results from the historical pitting program:

BUZIBA SURFACE RUBBLE BED ASSAY HIGHLIGHTS
Pit ID	Sample Depth		Width (m)	Assay Grade (g/t)	Comment
	From	To
BZPT003	0.00	3.00	3.00	1.8	Pisolitic laterite
BZPT004	1.70	3.00	1.30	2.8	Pisolitic laterite with quartz fragments
BZPT008	7.00	7.40	0.40	1.6	Quartz fragments
BZPT031	4.20	4.60	0.40	0.8	Quartz fragments
BZPT034	0.60	1.30	0.70	13.0	Pisolitic laterite with quartz fragments
BZPT035	0.00	3.40	3.40	2.1	Pisolitic laterite with quartz fragments
BZPT036	0.00	2.60	2.60	1.4	Pisolitic laterite with quartz fragments
BZPT041	4.70	5.20	0.50	24.0	Quartz fragments
BZPT042	0.00	0.30	0.30	6.9	Pisolitic laterite with quartz fragments
BZPT043	3.10	4.50	1.40	1.8	Quartz fragments
BZPT044	4.20	4.50	0.30	4.2	Quartz fragments
BZPT045	4.50	4.80	0.30	1.9	Quartz fragments
BZPT046	4.20	4.80	0.60	49.0	Quartz fragments
BZPT047	4.40	5.30	0.90	24.0	Quartz fragments
BZPT049	3.00	3.40	0.40	48.0	Quartz fragments
BZPT050	3.30	3.40	0.40	14.0	Quartz fragments
BZPT051	2.70	3.40	0.70	14.0	Quartz fragments
BZPT053	3.80	4.70	0.90	12.0	Pisolitic laterite with quartz fragments
BZPT054	2.90	3.70	0.80	24.0	Quartz fragments
BZPT055	2.80	3.60	0.80	47.0	Quartz fragments
BZPT056	0.00	2.00	2.00	3.0	Quartz fragments in laterite
BZPT057	2.80	3.30	0.50	2.7	Quartz fragments in laterite

A follow-up Phase 2 pitting program is planned and will comprise 50 pits on a 200 metres x 200 metres spacing over an area of 1.5 square kilometres. The program will attempt to establish the eastern extension and possible continuity of the mineralized sub-surface quartz rubble bed as part of the Company’s endeavors to generate near surface gold resources of economic interest for near term extraction programs employing modular style gravity-based recovery plants.

Qualified Person

The Company's Qualified Persons are Mr. Peter Tererai Zizhou, the General Manager and Mr. Phillip Kaniki, the Resource Manager of Tanzanian Royalty Exploration Corporation Limited. Mr. Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered scientist with SACNASP (Reg. No.400028/08). Mr. Kaniki has a Bachelor of Science (Geology) degree from the University of Dar es Salaam (1997) and is a registered scientist with AusIMM (Reg. No.221963/07). Mr. Kaniki has reviewed and validated the RC drill-hole data for this particular prospect.

Analysis

There are no historical data on the QAQC control measures that were in place at the time this exploration program was conducted. Hence these results should be taken to be indicative rather than conclusive.

Respectfully Submitted,

Joseph Kulwa Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for more information concerning these risks, uncertainties, and other factors.

Exhibit 2

Connecticut Office:	Form 20-F, File No. 001-32500
93 Benton Hill Road	Trade Symbol:
Sharon, CT 06069	TSX: TNX
Tel: (860) 364-1830	NYSE Amex Equities: TRE
Fax: (860) 364-0673	South Surrey Office:
Suite 404 – 1688 152nd Street
South Surrey, BC V4A 4N2
Toll Free: 1-800-811-3855
Email: investors@TanzanianRoyaltyExploration.com	Tel: (604) 536-7873
Website: www.TanzanianRoyaltyExploration.com	Fax: (604) 536-2529

News Release –May 27, 2011

Detailed Review by Tanzanian Royalty of Historical Data at Buckreef Project

Reveals Significant Drill Hole Assays in Eastern Porphyry Area

Tanzanian Royalty is pleased to report that it has completed a detailed review of historical drilling programs on its Buckreef Gold Mine Re-development project in Tanzania .

The review included an analysis of a 10 hole Phase 1 Reverse Circulation (RC)  drill program completed in 2002 on the Eastern Porphyry Prospect by Ashanti Goldfields.

This drill program was subsequently followed up with a 40 hole Phase 2 drill program conducted by Iamgold Tanzania several years later which served to confirm the geological potential in the area.

Tanzanian Royalty is now planning a Phase 3 RC drilling program and a Phase 1 Diamond Drilling program on the Eastern Porphyry Prospect to establish the strike and down-dip continuity of the mineralization as part of its effort to generate additional resources of economic interest on the Buckreef Gold Project.

The table below is a summary of the significant fire assay results from these two preliminary drilling programs:

Eastern Porphyry RC Assay Highlights
Hole_ID	Sample Depth (m)		Width (m)	Assay Grade (g/t)	Comment
	From	To
NLRC013	41.00	42.00	1.00	3.75	Phase 1 RC Drilling-ASHANTI
NLRC026	93.00	94.00	1.00	3.43	Phase 1 RC Drilling-ASHANTI
NLRC026	116.00	120.00	4.00	2.07	Phase 1 RC Drilling-ASHANTI
NLRC027	11.00	13.00	2.00	5.67	Phase 1 RC Drilling-ASHANTI
NLRC027	69.00	83.00	14.00	0.77	Phase 1 RC Drilling-ASHANTI
NLRC028	52.00	54.00	2.00	2.06	Phase 1 RC Drilling-ASHANTI
NLRC029	62.00	65.00	3.00	2.18	Phase 1 RC Drilling-ASHANTI
NLRC030	53.00	55.00	2.00	8.81	Phase 1 RC Drilling-ASHANTI
NLRC031	14.00	18.00	4.00	0.95	Phase 1 RC Drilling-ASHANTI
NLRC031	52.00	57.00	5.00	1.07	Phase 1 RC Drilling-ASHANTI
NLRC032	24.00	25.00	1.00	3.87	Phase 1 RC Drilling-ASHANTI
NLRC032	54.00	66.00	12.00	0.91	Phase 1 RC Drilling-ASHANTI
NLRC033	60.00	70.00	10.00	1.02	Phase 1 RC Drilling-ASHANTI
NLRC033	74.00	75.00	1.00	2.51	Phase 1 RC Drilling-ASHANTI
BMRC392	40.00	41.00	1.00	2.93	Phase 2 RC Drilling-IAMGOLD
BMRC392	104.00	112.00	8.00	0.73	Phase 2 RC Drilling-IAMGOLD
BMRC393	25.00	43.00	18.00	6.58	Phase 2 RC Drilling-IAMGOLD
BMRC394	3.00	4.00	1.00	3.52	Phase 2 RC Drilling-IAMGOLD
BMRC394	17.00	18.00	1.00	3.69	Phase 2 RC Drilling-IAMGOLD
BMRC394	67.00	70.00	3.00	0.99	Phase 2 RC Drilling-IAMGOLD
BMRC395	85.00	90.00	5.00	1.35	Phase 2 RC Drilling-IAMGOLD
BMRC499	17.00	18.00	1.00	2.81	Phase 2 RC Drilling-IAMGOLD
BMRC499	83.00	89.00	6.00	0.86	Phase 2 RC Drilling-IAMGOLD
BMRC499	94.00	98.00	4.00	0.64	Phase 2 RC Drilling-IAMGOLD

Qualified Person

The Company's Qualified Persons are Mr. Peter Tererai Zizhou, the General Manager and Mr. Phillip Kaniki, the Resource Manager of Tanzanian Royalty Exploration Corporation Limited. Mr. Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered scientist with SACNASP (Reg. No.400028/08). Mr. Kaniki has a Bachelor of Science (Geology) degree from the University of Dar es Salaam (1997) and is a registered scientist with AusIMM (Reg. No.221963/07). Mr. Kaniki has reviewed and validated the RC drill-hole data for this particular prospect.

Analysis

Fire assay with flame AAS finish was conducted by SGS Laboratories in
Mwanza, Tanzania on both drilling programs. A total of 5,000 RC samples were collected during the drilling programs. A combined total of 113 commercial blanks, 112 standards, and 138 field duplicates were inserted in the sample stream as part of a large drilling program combining various prospects around Buckreef.

Respectfully Submitted,

Joseph Kulwa Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for more information concerning these risks, uncertainties, and other factors.

Exhibit 3

Connecticut Office:	Form 20-F, File No. 001-32500
93 Benton Hill Road	Trade Symbol:
Sharon, CT 06069	TSX: TNX
Tel: (860) 364-1830	NYSE Amex Equities: TRE
Fax: (860) 364-0673	South Surrey Office:
Suite 404 – 1688 152nd Street
South Surrey, BC V4A 4N2
Toll Free: 1-800-811-3855
Email: investors@TanzanianRoyaltyExploration.com	Tel: (604) 536-7873
Website: www.TanzanianRoyaltyExploration.com	Fax: (604) 536-2529

News Release – May 31, 2011

Examination of Historical Drilling Results at Buckreef by Tanzanian Royalty

Reveals High Grade Gold Values Across Significant Widths

The Company is pleased to announce that it has completed a detailed review of historical diamond drilling results on the Buckreef Main, South and North Prospects which form the core of its recently acquired Buckreef Gold Project in Tanzania.

Among the most interesting highlights of the drill programs were: 3.0 metres grading 12.3 g/t gold; 12 metres averaging 6.0 g/t gold; 3.0 metres grading 15.9 g/t gold; 29 metres averaging 3.43 g/t gold; 18.25 metres at 15.4 g/t; 16.3 metres averaging 31 g/t; 6.3 metres at 10.97 g/t; 22.6 metres averaging 3.52 g/t and 14 metres grading 10.92 g/t. The sample depths for these intercepts ranged from approximately 100 metres to 560 metres.

Because of the widely spaced nature of the drill holes, true widths of the drill intercepts are unknown at this time.

Several drilling programs were conducted on the Buckreef property between 1995 and 2004 by  Kinross Gold, East Africa Mining, AngloGold Ashanti, Spinifex Gold and Gallery Gold among others. These programs generally targeted the main strike and down dip extension of the Buckreef shear zone along a strike length exceeding one kilometre.

For cost reasons the deeper holes in the programs were widely spaced, with the expectation that infill drilling would take place at a later date. In addition, the companies were focusing on the open pit potential of the Buckreef prospect which, given the gold price at the time, was economically more attractive.

As part of its ongoing review of historical data for the Buckreef Project, Tanzanian Royalty has been evaluating previous drill results in the context of establishing the economic significance of the deeper resources at the Buckreef Project using today’s gold prices. At the present time,  the Company’s technical staff are updating the Scoping Study for Buckreef, paying specific attention to the exploration potential of the deep-seated underground inferred resources which will ultimately be incorporated into a full feasibility study.

The tables below are a summary of the significant fire assay results from these various reconnaissance drilling programs:

BUCKREEF ASSAY HIGHLIGHTS-EAST AFRICA MINES 1995-2002
Hole_ID	Sample Depth (m)		Width (m)	Assay Grade (g/t)	Comment
	From	To
BMRC234	149	153	4	3.50	EAST AFRICA MINES 1995-2002
BMRC242	132	174	42	2.10	EAST AFRICA MINES 1995-2002
BMRC243	142	148	6	2.64	EAST AFRICA MINES 1995-2002
BMRC243	151	158	7	2.77	EAST AFRICA MINES 1995-2002
BMRC245	145	149	4	2.12	EAST AFRICA MINES 1995-2002
BMRC247	113	123	10	1.70	EAST AFRICA MINES 1995-2002
BMRC247	154	183	29	3.43	EAST AFRICA MINES 1995-2002

BUCKREEF ASSAY HIGHLIGHTS-KINROSS 1998
Hole_ID	Sample Depth (m)		Width (m)	Assay Grade (g/t)	Comment
	From	To
BMRCD185	118	136.25	18.25	15.41	KINROSS 1998
BMRCD186	127.7	144	16.3	31.01	KINROSS 1998
BMRCD188	113	117	4	5.86	KINROSS 1998
BMRCD188	119	140	21	1.82	KINROSS 1998
BMRCD188	143	149.3	6.3	10.97	KINROSS 1998
BMRCD189	156	162	6	3.47	KINROSS 1998
BMRCD189	172	187	15	1.36	KINROSS 1998
BMRCD189	190	203	13	2.37	KINROSS 1998
BMRCD190	112	113	1	17.5	KINROSS 1998
BMRCD190	132	136	4	1.37	KINROSS 1998
BMRCD192	145	151	6	1.11	KINROSS 1998
BMRCD195	135	154	19	1.93	KINROSS 1998
BMRCD196	131	145	14	3.93	KINROSS 1998
BMRCD197	99.6	122.2	22.6	3.52	KINROSS 1998
BMRCD204	117	121	4	1.32	KINROSS 1998
BMRCD206	117	119	2	2.04	KINROSS 1998
BMRCD208	135	142	7	1.24	KINROSS 1998
BMRCD210	115	116	1	11.4	KINROSS 1998
BMRCD215	149	150	1	2.37	KINROSS 1998
BMRCD216	211	225	14	10.92	KINROSS 1998
BMRCD216	228	232	4	3.52	KINROSS 1998
BMRCD216	294	298	4	1.16	KINROSS 1998
BMRCD216	301	303	2	3.13	KINROSS 1998
BMRCD217	269	273	4	1.29	KINROSS 1998

BUCKREEF ASSAY HIGHLIGHTS-ASHANTI 2000
Hole_ID	Sample Depth (m)		Width (m)	Assay Grade (g/t)	Comment
	From	To
BMRCD220	249	250	1	8.59	ASHANTI 2000
BMRCD220	557	560	3	12.33	ASHANTI 2000
BMRCD221	257	271	14	4.29	ASHANTI 2000
BMRCD221	292	295	3	2.25	ASHANTI 2000
BMRCD222	303.1	304.4	1.3	9.38	ASHANTI 2000
BMRCD222	477	484	7	4.87	ASHANTI 2000
BMRCD222	524	527	3	1.75	ASHANTI 2000
BMRCD222	534	536	2	2.17	ASHANTI 2000
BMRCD222	537	538	1	5.55	ASHANTI 2000

BUCKREEF ASSAY HIGHLIGHTS-SPINIFEX 2002
Hole_ID	Sample Depth (m)		Width (m)	Assay Grade (g/t)	Comment
	From	To
BMRCD235	218	232	14	0.87	SPINIFEX 2002
BMRCD237	229	253	24	2.85	SPINIFEX 2002
BMRCD246	201	213	12	6.00	SPINIFEX 2002
BMRCD249	125	129	4	0.99	SPINIFEX 2002
BMRCD249	171	181	10	1.92	SPINIFEX 2002
BMRCD249	193	198	5	1.28	SPINIFEX 2002
BMRCD250	122	132	10	0.89	SPINIFEX 2002
BMRCD251	107	115	8	0.58	SPINIFEX 2002

BUCKREEF ASSAY HIGHLIGHTS-GALLERY GOLD 2003-2004
Hole_ID	Sample Depth (m)		Width (m)	Assay Grade (g/t)	Comment
	From	To
BMRCD288	330	331	1	4.92	GALLERY GOLD 2003-2004
BMRCD288	409	414	5	2.44	GALLERY GOLD 2003-2004
BMRCD290	470	471	1	4.43	GALLERY GOLD 2003-2004
BMRCD290	545	548	3	2.22	GALLERY GOLD 2003-2004
BMRCD290	582	589	7	3.44	GALLERY GOLD 2003-2004
BMRCD291	360	363	3	2.05	GALLERY GOLD 2003-2004
BMRCD291	366	369	3	15.98	GALLERY GOLD 2003-2004
BMRC282	120	126	6	1.17	GALLERY GOLD 2003-2004
BMRC282	132	142	10	1.06	GALLERY GOLD 2003-2004

In the near future, the Company intends to implement a definitive drilling program aimed at increasing the drill-hole density and upgrading the present deep-seated mining resource on the Buckreef Gold Project from its current Inferred category to the Indicated category.

Qualified Person

The Company's Qualified Persons are Mr. Peter Tererai Zizhou, the General Manager and Mr. Phillip Kaniki, the Resource Evaluation Manager of Tanzanian Royalty Exploration Corporation Limited. Mr. Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered scientist with SACNASP (Reg. No.400028/08). Mr. Kaniki has a Bachelor of Science (Geology) degree from the University of Dar es Salaam (1997) and is a registered scientist with AusIMM (Reg. No.221963/07). Mr. Kaniki has reviewed and validated the RC and DD drill-hole data for this particular prospect.

Analysis

Several reports on the Buckreef Gold Mine Project covering these results have been done and all details of QAQC control measures at that time of these drilling programs are amply summarized therein.

Respectfully Submitted,

Joseph Kulwa Kahama

Chairman and Chief Operations Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for more information concerning these risks, uncertainties, and other factors.